                              News Release

For immediate release Calgary, Alberta March 11, 2008 TSX: OPC

OPTI Canada to Present at the FirstEnergy/Societe Generale East Coast
Canadian Energy Conference and Provides Project Update

OPTI Canada Inc. (OPTI) announced today that Sid Dykstra, President and Chief Executive Officer of OPTI, will present an overview of the Company at the FirstEnergy/Société Générale East Coast Canadian Energy Conference on Friday, March 14th at 8:25 a.m. Eastern Time from the Waldorf Astoria Hotel in New York.

The presentation will be audio broadcast via live and archived webcast. The webcast will be located under “Presentations and Webcasts” within the Investors section of the OPTI website, and will be archived for 30 days. The webcast may also be accessed at: http://remotecontrol.jetstreammedia.com/14699 .

The presentation will include an update of the progress to date on Phase 1 of the Long Lake Project (the Project). Steam is currently being injected into the reservoir through all well pads. The first cogeneration unit has started-up, allowing us to produce electricity and build our steam capacity. As a result, we recently made our first electricity sale to the Alberta electrical grid. The second cogeneration unit is expected to start up towards the end of the month. SAGD well pairs are continuing to be converted to operations and we expect to see bitumen production volumes ramp-up in the second quarter in time for start-up of the Upgrader.

Construction of the OPTI-operated Upgrader is substantially complete and the construction labour force is actively demobilizing as planned. Commissioning and start-up activities are well advanced. Upgrader start-up remains on track for first production of synthetic crude oil in mid 2008. Production of PSC™ will ramp up to full rates over a 12 to 18 month period following initial Upgrader start up. The Upgrader is designed to produce approximately 60,000 bbls/d (30,000 bbls/d net to OPTI) of PSC™.

The total cost estimate for Phase 1 of Long Lake remains unchanged at between $5.8 billion and $6.1 billion (between $2.90 billion and $3.05 billion net to OPTI).

OPTI is committed to responsible development of the oil sands. We are reviewing the additional information in the Government’s Taking Action to Fight Climate Change documents. Based on guidance provided by the federal government last spring, OPTI had previously included the cost of a continual 2% annual reduction in CO2 at $20/tonne in its netback analysis for Phase 1, which translated into about $1.00 per barrel of additional

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costs. Based on the recent federal release and that Phase 1 will be on stream between 2004 and 2011, it is expected that the application of a clean fuel standard could increase the amount of reduction required. However, the Long Lake Project incorporates the first application of gasification in Canada’s oil sands. It is anticipated that the inclusion of gasification in our Project would fall under the announced provision that a flexible approach will be taken in special cases where the equipment or technology in a new plant facilitates carbon capture, and that as a result the clean fuel standard would not apply until 2018.

As a result of our use of gasification and the prior inclusion of estimated penalties in our estimated netbacks, we expect no significant changes to our near term cash flow estimates. In the longer term, the Long Lake Project remains well positioned with gasification to meet the anticipated requirements to put in place carbon capture and storage (CCS) technologies. We look forward to additional information being provided to facilitate future technology selection and the development of CCS infrastructure.

About OPTI

OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI’s proprietary OrCrude( process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39° API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI’s common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information regarding the Long Lake Project is available at http://www.longlake.ca .

Forward-Looking Statements

Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude™ process -and other related technologies; the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as “intends,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause

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actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC™ output of the OrCrude™ Upgrader; foreign currency exchange rates and hedging risks; government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For more information contact:

Alison Trollope	OPTI Canada Inc.
Investor Relations Manager	Suite 2100, 555 – 4th Ave. S.W.
(403) 218-4705	Calgary, Alberta, Canada T2P 3E7

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